SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13D-2(a)

(Amendment No. 4)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Andrew D. Wingate, as Co-Trustee

984 Main Street

Branford, Connecticut 06405

(203) 772-2600

with a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 16 Pages)

CUSIP No. 448579102	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,084,899*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,084,899*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,084,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3*
14	TYPE OF REPORTING PERSON OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person (as defined in this Schedule 13D) is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	SCHEDULE 13D	Page 3 of 16 Pages

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023, as adjusted to account for the conversion of an aggregate of 160,626 shares of Class B Common Stock into 160,626 shares of Class A Common Stock by the Reporting Person from October 17, 2023 through November 14, 2023 (the “Conversion”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 4.9% of the total voting power of the Common Stock as of October 27, 2023, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion, which is comprised of 44,381,816 shares of Class A Common Stock and 58,757,123 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

CUSIP No. 448579102	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-2.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,662,205*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,662,205*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8*
14	TYPE OF REPORTING PERSON OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	SCHEDULE 13D	Page 5 of 16 Pages

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 2.6% of the total voting power of the Common Stock as of October 27, 2023, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion, which is comprised of 44,381,816 shares of Class A Common Stock and 58,757,123 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

CUSIP No. 448579102	SCHEDULE 13D	Page 6 of 16 Pages

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (the “Amendment”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”). This Amendment amends and supplements, as set forth below, the Schedule 13D originally filed by the persons listed in Item 1 below with respect to the Issuer on August 26, 2010, as amended by Amendment No. 1 filed on May 8, 2018, Amendment No. 2 filed on October 6, 2020 and Amendment No. 3 filed on March 18, 2021 (as amended, the “Schedule 13D”). The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 2. Identity and Background

Clauses (a)-(c) of Item 2 of the Schedule 13D are hereby amended and restated in its entirety as follows:

(a)-(c) This Schedule 13D is being filed by: Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of the trusts listed on Appendix A-1, and Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-2 (collectively, the “Reporting Persons”).

The address of the principal business and principal office of the Reporting Persons is for Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of the trusts listed on Appendix A-1, 984 Main Street, Branford, Connecticut 06405, and for Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-2, P.O. Box N-3016, 404 East Bay Street, Nassau, Bahamas. The Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 1, 2020, a copy of which is attached as Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on October 6, 2020.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	SCHEDULE 13D	Page 7 of 16 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

On October 17, 2023 through November 14, 2023, Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of the trusts listed on Appendix A-1, sold in open-market transactions a total of 160,626 shares of Class B Common Stock. The Reporting Persons continue to hold Common Stock for investment purposes.

None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of or exchanging any securities of the Company owned by them (including sales of additional shares of Class B Common Stock by Andrew D. Wingate, Lucinda Falk and Zena Tamler or other Reporting Persons), including for purposes of investment diversification or otherwise, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.

Item 5. Interests in Securities of the Issuer.

Clauses (a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows, and clause (c) of Item 5 of the Schedule 13D is hereby supplemented by inserting the following at the end thereof:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 4,747,104 shares of Class A Common Stock issuable upon conversion of 4,747,104 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 8.1% of the total number of shares of Class B Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 4.6% of the total number of shares of Common Stock outstanding and 7.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

CUSIP No. 448579102	SCHEDULE 13D	Page 8 of 16 Pages

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 340,968 shares of currently issued Class A Common Stock and 56,486,727 shares of Class A Common Stock issuable upon conversion of 56,486,727 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.1% of the total number of shares of Class B Common Stock outstanding, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 54.8% of the total number of shares of Common Stock outstanding and 89.4% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, in each case, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023, as adjusted to account for the Conversion. The information set forth in this Schedule 13D, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 44,381,816 shares of Class A Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion. The information with respect to the percentage of shares of Class B Common Stock beneficially owned is based on 58,757,123 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023. The information with respect to the percentage of total voting power is based on 44,381,816 shares of Class A Common Stock and 58,757,123 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

CUSIP No. 448579102	SCHEDULE 13D	Page 9 of 16 Pages

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.

(c) Except as set forth in Exhibit 2, no transactions in the Common Stock were effected by any Reporting Person within the 60 days prior to November 16, 2023.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of October 1, 2020, by and among KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46, R.A. Family Trust #6-Dana, KLP 2006-N3 Family Trust, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust, DS 2010 N-1 Trust, Settlement 1740 Trust #33 and Settlement T-551-7 pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on October 6, 2020)

Exhibit 2:	Transaction Information.

Exhibit 3	Secretary’s Certificate of Bank of Nova Scotia Trust Company (Bahamas) Ltd evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of Bank of Nova Scotia Trust Company (Bahamas) Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Reporting Persons on October 6, 2020).

CUSIP No. 448579102	SCHEDULE 13D	Page 10 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2023

Zena Tamler, not individually, but solely as a co-trustee of KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, LaSalle Family Trust #8-Theodore, Don Family Trust #6-Allison, LaSalle Family Trust #8-Allison, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, LaSalle Family Trust #8-Dana, R.A. Family Trust #6-Dana, ECI Trust – Julia and ECI Trust—Theodore, ACPS P.G. Trust, DJPS P.G. Trust, JSPV P.G. Trust, TSPV P.G. Trust

By:	/s/ Zena Tamler
Name:	Zena Tamler
Title:	Co-Trustee

CUSIP No. 448579102	SCHEDULE 13D	Page 11 of 16 Pages

Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as a trustee of, KLP 2006-N3 Family Trust, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust, DS 2010 N-1 Trust, Settlement 1740 Trust #33 and Settlement T-551-7

By:	/s/ Denora Marshall-McPhee
Name:	Denora Marshall-McPhee
Title:	Authorized Signatory*

By:	/s/ Keisha Larrimore-Smith
Name:	Keisha Larrimore-Smith
Title:	Authorized Signatory*

*

A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 4 on behalf of Bank of Nova Scotia Trust Company (Bahamas) Ltd is incorporated by reference to Exhibit 2 to the Schedule 13 D/A filed by the Reporting Persons on October 6, 2020.

CUSIP No. 448579102	SCHEDULE 13D	Page 12 of 16 Pages

Appendix A-1

KLP 2010 ANP Mirror Trust A

KLP 2010 ANP Mirror Trust B

LaSalle Family Trust #8-Theodore

Don Family Trust #6-Allison

LaSalle Family Trust #8-Allison

R.A. Family Trust #6-Allison

Don Family Trust #6-Dana

LaSalle Family Trust #8-Dana

R.A. Family Trust #6-Dana

ECI Trust-Julia

ECI Trust-Theodore

ACPS P.G. Trust

DJPS P.G. Trust

JSPV P.G. Trust

TSPV P.G. Trust

CUSIP No. 448579102	SCHEDULE 13D	Page 13 of 16 Pages

Appendix A-2

KLP 2006-N3 Family Trust

KLP 2006 N-4 Family Trust

JV 2010 N-1 Trust

TV 2010 N-1 Trust

AS 2010 N-1 Trust

DS 2010 N-1 Trust

Settlement 1740 Trust #33

Settlement T-551-7

CUSIP No. 448579102	SCHEDULE 13D	Page 14 of 16 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of the trusts listed on Appendix A-1	—	—	3,084,899	5.3%	3.0%	4.9%
Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-2	—	—	1,662,205	2.8%	1.6%	2.6%

[1]

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023, as adjusted to account for the conversion of an aggregate of 160,626 shares of Class B Common Stock into 160,626 shares of Class A Common Stock by the Reporting Person from October 17, 2023 through November 14, 2023 (the “Conversion”).

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,381,816 shares of Class A Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than the Conversion.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 58,757,123 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than the Conversion.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,381,816 shares of Class A Common Stock and 58,757,123 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 27, 2023, which is comprised of 44,381,816 shares of Class A Common Stock and 58,757,123 shares of Class B Common Stock, as adjusted for the Conversion, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than the Conversion.

CUSIP No. 448579102	SCHEDULE 13D	Page 15 of 16 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	673,350	1.1%	*	1.1%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	326,318	*	22,520,767	38.3%	21.8%	35.6%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	2,420,151	4.1%	2.3%	3.8%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	4,747,104	8.1%	4.6%	7.5%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	7,215,797	12.3%	7.0%	11.4%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	—	—	1,922	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[14]	—	—	18,837,636	32.1%	18.3%	29.8%
Pritzker Family Group Totals	340,968	*	56,486,727	96.1%	54.8%	89.4%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as adjusted to account for the conversion of an aggregate of 159,580 shares of Class B Common Stock into 160,626 shares of Class A Common Stock by the Reporting Person from October 17, 2023 through November 14, 2023 (the “Conversion”).

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,381,816 shares of Class A Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 58,757,123 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,381,816 shares of Class A Common Stock and 58,757,123 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 27, 2023, as adjusted for the Conversion, which is comprised of 44,381,816 shares of Class A Common Stock and 58,757,123 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 180,353 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $56.27; 275,103 SARs that are currently exercisable at an exercise price of $47.36; 244,648 SARs that are currently exercisable at an exercise price of $52.65; 212,967 SARs that are currently exercisable at an exercise price of $80.02; 292,226 SARs that are currently exercisable at an exercise price of $71.67; 422,295 SARs that are currently exercisable at an exercise price of $48.66; 87,168 SARs that are currently exercisable at an exercise price of $80.46; and 36,462 SARs that are currently exercisable at an exercise price of $95.06. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	SCHEDULE 13D	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit	Document Description

1	Joint Filing Agreement, dated as of October 1, 2020, by and among KLP 2010 ANP Mirror Trust A, KLP 2010 ANP Mirror Trust B, KLP 2010 PG Family Trust, Don Family Trust #6-Julia, Don Family Trust #6-Theodore, LaSalle Family Trust #8-Julia, LaSalle Family Trust #8-Theodore, JSPV 2010 LaSalle Mirror Trust #56, TSPV 2010 LaSalle Mirror Trust #60, R.A. Family Trust #6-Julia, R.A. Family Trust #6-Theodore, KLP 2010 A.N.P. Mirror Trust #23, KLP 2010 A.N.P. Mirror Trust #24, KLP 2010 A.N.P. Mirror Trust #29, KLP 2010 A.N.P. Mirror Trust #30, Don Family Trust #6-Allison, ACPS 2010 ECI Mirror Trust #5, LaSalle Family Trust #8-Allison, ACPS 2010 LaSalle Mirror Trust #19, R.A. Family Trust #6-Allison, Don Family Trust #6-Dana, DJPS 2010 ECI Mirror Trust #6, LaSalle Family Trust #8-Dana, DJPS 2010 LaSalle Mirror Trust #46, R.A. Family Trust #6-Dana, KLP 2006-N3 Family Trust, KLP 2006 N-4 Family Trust, JV 2010 N-1 Trust, TV 2010 N-1 Trust, AS 2010 N-1 Trust, DS 2010 N-1 Trust, Settlement 1740 Trust #33 and Settlement T-551-7 pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on October 6, 2020)

2	Transaction Information.

3	Secretary’s Certificate of Bank of Nova Scotia Trust Company (Bahamas) Ltd evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of Bank of Nova Scotia Trust Company (Bahamas) Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Reporting Persons on October 6, 2020).